Goldman, Sachs & Co | 85 Broad Street | New York, New York 10004

Tel 212-902-1000

May 8, 2007

Securities and Exchange Commission

100 “F” Street, N.E.

Washington D.C. 20549

Re:	Solera Holdings, LLC
Filed on Form S-1
Registration No. 333-140626

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between April 30, 2007 and the date hereof 18,728 copies of the Preliminary Prospectus dated April 30, 2007 were distributed as follows: 15,325 to 5 prospective underwriters; 3,224 to 3,224 institutional investors; 140 to 2 prospective dealers; 1 to 1 individual; 9 to 3 rating agencies and 29 to 18 others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:00p.m. EST on May 10, 2007 or as soon thereafter as practicable.

Very truly yours,

GOLDMAN, SACHS & CO.

J.P. MORGAN SECURITIES INC.

As Representatives of the

Prospective Underwriters

By:	/s/ Goldman, Sachs & Co.
Goldman, Sachs & Co.